Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 7, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Outcome of Board Meeting – Audited Financial Results for the quarter and year ended March 31, 2024

In furtherance to our letter dated March 22, 2024, we would like to inform you that the Board of Directors of the Company, at its meeting held on May 7, 2024, has inter alia transacted and approved the following businesses:

Financial Results

Approved the Audited Financial Results of the Company for the quarter and year ended March 31, 2024. In terms of the above, we are enclosing herewith:

1.	Audited Consolidated Financial Results of the Company and its subsidiaries for the quarter and year ended March 31, 2024 as per the International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

2.	Press Release on Financial Results of the Company for the above period.

3.	Audited Consolidated Financial Results of the Company and its subsidiaries for the quarter and year ended March 31, 2024, as per Indian Accounting Standards.

4.	Audited Standalone Financial Results of the Company for the quarter and year ended March 31, 2024, as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Audit Reports of the Statutory Auditors on the Financial Results as mentioned at serial nos. 3 and 4 are also enclosed.

We would like to confirm that the Statutory Auditors of the Company have issued Audit Reports with 'Unmodified Opinion' on the Audited Financial Statements of the Company (Standalone and Consolidated) for the year ended March 31, 2024

Dividend

Recommended a final dividend of Rs. 40/- (800%) per equity share of Rs. 5/- each for the financial year 2023-24. The dividend will be paid on or after five days from the date of declaration of the final dividend by the shareholders at the ensuing 40th Annual General Meeting (AGM) of the Company.

Change in Key Managerial Personnel

a)	Mr. Parag Agarwal will retire as the Chief Financial Officer of the Company effective from close of working hours on July 31, 2024, consequent to his decision to expand his involvement in philanthropy for the cause of making a meaningful difference to the lives of the most vulnerable segment of the society – the voiceless animals. His resignation cum retirement letter is attached. He will also cease to be a member of the Management Council and Senior Management Personnel of the Company, effective from the close of working hours on July 31, 2024. He will continue to be available with the Company till August 31, 2024, and

b)	Mr. M V Narasimham, currently Dy. Chief Financial Officer of the Company is being elevated to the role of the Chief Financial Officer of the Company with effect from August 1, 2024. Presently, he is also a Member of the Management Council and Senior Management Personnel of the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, is given in Annexure enclosed herewith.

Annual General Meeting and Book Closure Date

Approved convening of 40th Annual General Meeting (AGM) of the members of the Company on Monday, July 29, 2024.

The Register of Members and the Share Transfer Books of the Company shall remain closed from Wednesday, July 17, 2024, to Friday, July 19, 2024 (both days inclusive) for the purpose of the Dividend and Annual General Meeting of the Company.

The Board Meeting commenced at 2:00 p.m. IST and concluded at 3:55 p.m IST.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise	a)

Resignation cum retirement of Mr. Parag Agarwal from his position as Chief Financial Officer of the Company, consequent to his decision to expand involvement in philanthropy for the cause of making a meaningful difference to the lives of the most vulnerable segment of the society – the voiceless animals.

		b)	Appointment of Mr. M V Narasimham, currently the Dy. Chief Financial Officer of the Company, as the Chief Financial Officer of the Company.
2	Date of appointment/ re-appointment/ cessation (as applicable); and term of appointment/ re-appointment	a)

Resignation cum retirement of Mr. Parag Agarwal will be effective from the close of working hours on July 31, 2024. He will also cease to be a Member of Management Council as well as a Senior Management Personnel of the Company, effective on that day. He will continue to be available with the Company till August 31, 2024.

		b)	Mr. M V Narasimham, currently the Dy. Chief Financial Officer of the Company, has been appointed as the Chief Financial Officer of the Company, with effect from August 1, 2024.
The Board of the Directors has approved the above changes at its meeting held today, i.e. on May 7, 2024 on the recommendations of the Nomination, Governance and Compensation Committee and the Audit Committee of the Company.
3	Brief profile (in case of appointment)	a) b)	Not applicable The profile of Mr. M V Narasimham is annexed herewith
4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Profile of Mr. M V Narasimham

Mr. M V Narasimham serves as Deputy Chief Financial Officer with responsibilities of global commercial business finance and global taxation. He is a qualified Chartered Accountant with more than 30 years of experience across several finance functions. Mr. Narasimham joined the Company in the year 2000 and has held various positions of increasing responsibility across finance in the Company. He was leading the finance operations of our business segments PSAI and Global Generics during the period 2006 to 2012. Since 2012, he has been heading the Corporate Finance (Direct and Indirect Taxation, Consolidation and Corporate Analytics) along with Global Business finance involving both India and overseas operations.